SECUR[barcode]SSION

06008136

RECEIVED MAR - 1 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C M

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SEC FILE NUMBER
8- 28729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 West Broadway, STE 200
(No. and Street)

Salt Lake City (City) UT (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Teran 801-521-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds
(Name – *if individual, state last, first, middle name*)

5872 South 900 East Ste 250 Salt Lake City, UT 84121
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary W. Teran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

BRANDY K. CHRISTENSEN
NOTARY PUBLIC - STATE OF UTAH
46 WEST BROADWAY #200
SALT LAKE CITY, UT 84101
My Comm. Exp. 04/24/2008

[signature]
Signature

President
Title

Brandy K. Christensen
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN ADVISORS

Independent Auditors' Report
and
Financial Statements

December 31, 2005

CRD #013623

FIRST WESTERN ADVISORS

Table of Contents

*Mantyla*MCREYNOLDS LLC
The CPA. Never Underestimate The Value.SM

Independent Auditors' Report

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of First Western Advisors [a Utah corporation] as of December 31, 2005, and the related statements of stockholder's equity, income and cash flows for the year then ended which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Western Advisors at December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantyla McReynolds, LLC
Mantyla McReynolds LLC

February 21, 2006
Salt Lake City, Utah

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481

FIRST WESTERN ADVISORS
Statement of Financial Condition
December 31, 2005

ASSETS

Assets		
Cash and cash equivalents	$	117,617
Commissions receivable		114,045
Marketable securities, at market value - Note C		657,322
Prepaid income taxes		6,960
Other receivables		99,404
Property & Equipment, Net - Note I		31,440
Other Assets:		
Related party loan - Note J		330,000
Deposits		77,981
Total Assets	**$**	**1,434,768**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	49,777
Commissions payable		163,973
Cafeteria plan payable		19,422
Deferred tax liability - Note H		8,258
Total Liabilities	**$**	**241,430**
Stockholders' Equity		
Common Stock - 10,000 shares authorized, no par value		
Class A voting, 500 authorized, issued and outstanding		
Class B non-voting, 9,500 authorized, issued and outstanding	$	-
Paid-in Capital		5,000
Retained earnings		1,188,338
Total Stockholders' Equity		**1,193,338**
Total Liabilities and Stockholders' Equity	**$**	**1,434,768**

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Shares	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2004	10,000	$ 5,000	$ 1,195,764	$ 1,200,764
Net income (loss) for the period ended December 31, 2005			(7,426)	(7,426)
Balance, December 31, 2005	10,000	5,000	1,188,338	1,193,338

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Income
For the Year Ended December 31, 2005

		2005
Revenues:		
Commissions	$	3,177,542
Clearing revenue		251,946
Investment advisory/timing fees		2,762,477
Interest and dividends		79,778
Net securities gains		17,855
Total Revenue		6,289,598
Expenses		
Employee compensation and benefits		4,886,313
Floor brokerage, exchange, and clearance fees		1,081,150
Communications and data processing		72,185
Occupancy		276,348
Interest		1,218
Other expenses - Note F		(12,576)
Total Expenses		6,304,638
Net Income (Loss) from Operations		(15,040)
Net Income (Loss) Before Income Taxes		(15,040)
Income tax provision (benefit) - Note H		(7,614)
Net Income (Loss)	$	(7,426)
Earnings Per Share:		
Net Income (Loss) from Operations	$	(1.50)
Net Income (Loss)		(0.74)
Weighted Average Shares Outstanding		10,000

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2005

		2005
Cash Flows Provided by/(Used for) Operating Activities		
Net Income (Loss)	$	(7,426)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		1,263
Net securities (gains) losses for period		(17,855)
(Increase) decrease in commissions receivable		(44,672)
(Increase) decrease in other receivables		(4,568)
(Increase) decrease in prepaid taxes		1,623
(Increase) decrease in deposits		(50,000)
Increase (decrease) in accounts payable		(262,932)
Increase (decrease) in commissions payable		42,854
Increase (decrease) in cafeteria plan payable		(4,376)
Increase (decrease) in deferred taxes		(10,060)
Net Cash Provided by/(Used for) Operating Activities		(356,149)
Cash Flows Provided by/(Used for) Investing Activities		
Purchase of Investments		(95,327)
Proceeds from sales of investments		462,101
Payment from related party loan receivable		100,000
Net Cash Provided by/(Used for) Investing Activities		466,774
Cash Flows Provided by/(Used for) Financing Activities		
Net Cash Provided by/(Used for) Financing Activities		-
Net Increase (Decrease) in Cash		110,625
Beginning Cash Balance		6,992
Ending Cash Balance	$	117,617
Supplemental Disclosures:		
Cash paid for income taxes	$	-
Cash paid during the year for interest	$	1,218

See accompanying notes to financial statements

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

First Western Advisors is a Broker/Dealer offering various types of investments. The Company was incorporated under the laws of the State of Utah in July, 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD]. The Company is headquartered in Salt Lake City, Utah. Additionally, the Company maintains licensing and registration in a majority of the states in the United States.

Marketable Securities

Marketable securities consist of trading and investment securities recorded at market value. Realized and unrealized gains or losses are calculated based on historical cost. The Company marks the securities to market based on the closing quote as of the balance sheet date.

Commissions Receivable

The Company records commissions when earned. Commissions receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible. See Note G.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. See Note H.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Earnings per Share

In accordance with Financial Accounting Standards No. 128, "Earnings per Share," basic earnings per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash.

Impact of New Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (R), "Share-Based Payment." SFAS 123 (R) amends SFAS 123, "Accounting for Stock-Based Compensation," and APB Opinion 25, "Accounting for Stock Issued to Employees." SFAS 123 (R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS 123 (R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the Company's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of a company's shares or other equity instruments. This statement is effective for public companies qualifying as SEC small business issuers or nonpublic entities, as of the first interim period or fiscal year beginning after December 15, 2005. For all other public companies, the statement is effective as of the first interim period or fiscal year beginning after June 15, 2005. Management does not expect adoption of SFAS 123 (R) to have a material impact on the Company's financial statements.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Accounting Pronouncements (Continued)

In November 2004, FASB issued SFAS 151, "Inventory Costs." SFAS 151 amends the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) under the guidance in ARB 43, Chapter 4, "Inventory Pricing." SFAS 151 requires that items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect adoption of SFAS 151 to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets," an amendment to Opinion No. 29, "Accounting for Nonmonetary Transactions." Statement 153 eliminates certain differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted. Management does not expect adoption of SFAS 153 to have a material impact on the Company's financial statements.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections." This statement replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of accounting changes and corrections of error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted. Management does not expect adoption of SFAS 154 to have a material impact on the Company's financial statements.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms. The Company had $117,617 in cash on December 31, 2005.

NOTE C MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at market value as follows:

Mutual funds	$654,022
NASD Warrants	3,300
Total Marketable Securities	$657,322

The unrealized holding gain on trading securities has decreased by $50,306 during the year 2005 to be $41,289. This decrease has been included in current earnings.

NOTE D PENSION PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. Contributions for the profit sharing and 401K plan for 2005 totaled $175,519.

NOTE E LEASES AND RELATED PARTY TRANSACTIONS

The Company entered into a lease agreement in 1999 for their current office space. The lease was for a five-year term which ended August, 2004. A lease agreement is currently under negotiation. Office rent expense for 2005 was $121,832.

The Company has lease agreements with two investment companies, which are owned by employees of the Company, for use of personal property and equipment. These leases are renewable, annually, with rent adjustments made based on market. Lease payments made during 2005 totaled $90,695. Minimum lease payments for 2006 are expected to be approximately $99,000.

NOTE F CONTINGENCIES

The Company had accrued and disclosed contingent losses due to various claims in prior periods. During 2005, these claims were resolved to the benefit of the Company. Accordingly, the Company has reversed a previously accrued contingent loss of $250,000. This adjustment is included in other expenses.

NOTE G SIGNIFICANT CONCENTRATION OF CREDIT RISK

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement; the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE H INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current taxes	$ 2,446
Deferred tax benefit	(10,060)
	$ (7,614)

The 2004 net deferred tax accounts include the following amounts of deferred tax liabilities:

Deferred Tax Liability	Taxable Temporary Difference	Rate	Tax
Unrealized gain on securities:			
Federal	$ 41,289	15%	$ 6,193
State	41,289	5%	2,064
Deferred tax liability			$ 8,258

The deferred tax liability results from the difference in the tax basis of marketable securities from the fair market value of those securities as of December 31, 2005.

NOTE H INCOME TAXES (continued)

A reconciliation of the difference between the expected income tax expense or income computed at the federal statutory income tax rate (15%) and the Company's income tax expense is shown in the following table:

Expected Vs. Actural Reconciliation: Estimated income tax expense	
Expected provision (benefit) [taxes on federal income before taxes]	$ (2,256)
Non-deductible Expenses	715
Tax-exempt Income	(4,003)
Graduated rates	(1,906)
State tax deduction	(164)
Total Actual Provision (benefit)	(7,614)

NOTE I PROPERTY

The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net Book	Method/Life
Equipment	$1,847	$1,174	$673	SL/5 years
Leasehold Improvements	36,407	5,640	30,767	SL/39 years
Total	$38,254	$ 6,814	$ 31,440	

Depreciation expense was $1,263 in 2005.

NOTE J RELATED PARTY LOAN

The Company has advanced $430,000 to a related party, an investment company described in Note E, which is owned and controlled by the Company's sole shareholder. The advance is evidenced by a ten year note which provides interest at 4.54% per annum. Interest payments are required monthly. During 2005, the related party made a principal payment of $100,000, resulting in an outstanding balance of $330,000 as of December 31, 2005. Any unpaid interest and principal matures in May of 2011.

NOTE K NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2005, the Company had net capital of $627,102, which was $377,102 in excess of its required net capital of $250,000.

FIRST WESTERN ADVISORS
Supporting Schedules
December 31, 2005

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

FIRST WESTERN ADVISORS
Computation of Net Capital
December 31, 2005

Net Capital		
Total stockholders' equity	$	1,193,338
Deduct stockholder's equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		1,193,338
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		8,258
Total capital and allowable subordinated borrowings		1,201,596
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		-
Exchange memberships		-
Prepaid income taxes		(6,960)
Furniture, equipment, and leasehold improvements, net		(31,440)
Other Assets		(435,685)
Net capital before haircuts on securities positions		727,512
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		(100,410)
Net capital		627,102
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to brokers and dealers	$	163,973
Other accounts payable and accrued expenses		69,199
Total aggregate indebtedness		233,172
Computation of basic net capital requirement		
Minimum net capital required	$	15,545
Minimum net capital requirement		15,545
Net capital requirement (statutory)		250,000
Excess net capital	$	377,102
Excess net capital at 1500%	$	592,126
Excess net capital at 1000%	$	603,785

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2005

Total assets per audited statements	$	1,434,768
Change in assets		(22,032)
Total assets per FOCUS report for the year Ended December 31, 2005		1,412,736
Total liabilities and stockholder's equity per audited statements		1,434,768
Change in liabilities		(9,587)
Difference in net income for year		(12,445)
Total liabilities and stockholder's equity per FOCUS report for the year Ended December 31, 2005		1,412,736

Reconciliation of Net Capital

Computation of net capital per audited statements	627,102
Audit disclosed differences in assets and liabilities	19,646
Net capital per FOCUS report for the year Ended December 31, 2005	646,748

See auditors' report on supplementary information

*Mantyla*MCREYNOLDS LLC
The CPA. Never Underestimate The Value.SM

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the financial statements of First Western Advisors as of and for the year ended December 31, 2005, and have issued our report thereon dated February 21, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of First Western Advisors is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of First Western Advisors taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness or inadequacy.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Mantyla McReynolds, LLC

Mantyla McReynolds LLC

February 21, 2006
Salt Lake City, Utah

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481